September 6, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Small Cap Value Fund (the “Fund”) a series of Touchstone Funds Group Trust (File No. 811-08104).

Dear Mr. Bartz:

On behalf of the Fund, this correspondence is being filed in response to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on August 28, 2013.  The comments relate to the Fund’s preliminary proxy statement on Schedule 14A filed on August 23, 2013.  For your convenience, the comments are set out below in italicized text and each comment is followed by the Fund’s response.

1. Please confirm that the proxy statement is presenting all of the changes to the fundamental investment limitations as separate proposals.  If confirmed, please indicate in the proxy statement that each proposal is separate.

Response:             The Fund confirms that the proposed changes to each fundamental investment limitation are separate proposals.  The Fund will indicate this in the definitive proxy statement (the “Definitive Proxy Statement”).

2. In the summary table presenting the proposals, please provide the current fundamental investment limitations first (i.e., on the left side of the table) and make sure each current limitation is lined up with the proposed limitation.

Response:             The Fund will make the requested changes in the Definite Proxy Statement.

3. Please confirm that the current fundamental investment limitation relating to investments in oil, gas, or other minerals is being removed, and, if so, please clearly disclose its removal in the proxy statement.

Response:             The Fund confirms that this fundamental investment limitation will be removed if the proposal is approved by shareholders.  The Fund will clarify this point in the Definite Proxy Statement.

4. Disclosure on page 4 of the Proxy Statement says “[t]he effective date of the revised fundamental policies, if approved, will be determined by the Fund’s officers.”  Please state why the Board of Trustees for the Fund believes it is in the best interest of the Fund for its officers to determine the effective date.

Response:             The Definite Proxy Statement will state that the proposed fundamental investment limitations, if approved by shareholders, will be effective on the next business day following the special shareholder meeting or any adjournment.

5. Please file a copy of the proxy card with your response letter and include it as an exhibit to the Definite Proxy Statement.

Response:             The Fund has attached a copy of the proxy card with this correspondence as Appendix A, and confirms that it will file the proxy card as an exhibit to the Definite Proxy Statement.

*              *              *

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Fund may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
400 Broadway
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

cc:           John M. Ford, Esq.

Appendix A

PROXY CARD

TOUCHSTONE SMALL CAP VALUE FUND 303 Broadway, Suite 1100 Cincinnati, Ohio 45202

PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 25, 2013

The undersigned hereby appoints Bo James Howell and Timothy Stearns as proxies, with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side hereof, all the shares of the Touchstone Small Cap Value Fund  held of record by the undersigned on August 30, 2013 at the Special Meeting of Shareholders of the Touchstone Small Cap Value Fund to be held on October 25, 2013 at 10:00 a.m. Eastern Standard Time, or at any adjournments or postponements thereof.

This proxy card must be signed exactly as your name(s) appears hereon. If as an attorney, executor, guardian or in some representative capacity or as an officer of a corporation, please add title(s) as such. Joint owners must each sign. By signing this proxy card, you acknowledge that you have received the proxy statement/prospectus that the proxy card accompanies.

Signature	Date

Signature (if held jointly)	Date

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN.  THE MATTER WE ARE SUBMITTING FOR YOUR CONSIDERATION IS SIGNIFICANT TO THE FUND AND TO YOU AS A FUND SHAREHOLDER.  PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR VOTE USING ANY OF THE METHODS DESCRIBED BELOW.

Simple methods to vote your proxy:

INTERNET

Log on to www.proxyonline.com. Make sure to have this proxy card available when you plan to vote your shares.  You will need the control number found in the box at the right at the time you execute your vote.

CONTROL NUMBER 123456789123

REPRESENTATIVE	Simply dial toll-free (866) 796-7175 and have this proxy card available at the time of the call. Representatives are available 9 a.m. to 10 p.m. Eastern time Monday through Friday.

TOUCHTONE PHONE	Simply dial toll-free (888) 227-9349 and follow the automated instructions. Please have this proxy card available at the time of the call.

MAIL	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on October 25, 2013.  The proxy statement for this meeting is available at: www.proxyonline.com/docs/touchstonescv.pdf

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TOUCHSTONE SMALL CAP VALUE FUND	PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES.  THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL.

Please vote, date and sign this proxy card and return it promptly in the enclosed envelope

TO VOTE, MARK ONE BOX IN BLUE OR BLACK INK. Example:	X

VOTE ON PROPOSAL:

1. To approve revisions to the Fund’s fundamental investment limitations relating to:	FOR	AGAINST	ABSTAIN

A. diversification of the Fund’s investments	☐	☐	☐

B. borrowing money	☐	☐	☐

C. underwriting	☐	☐	☐

D. making loans	☐	☐	☐

E. investing in real estate	☐	☐	☐

F. investing in commodities	☐	☐	☐

G. concentration of the Fund’s investments	☐	☐	☐

H. issuing senior securities	☐	☐	☐

YOU MAY VOTE ON THE INTERNET, BY TELEPHONE OR BY MAIL.

PLEASE SEE THE REVERSE SIDE FOR INSTRUCTIONS.

Vote this proxy card TODAY!

Your prompt response will save the expense

of additional mailings

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